UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director,
Deputy Head of Corporate Administration Division

English Translation of Excerpts from Shelf Registration Supplemental Documents Filed in Japan

This document is an English translation of the risk factor disclosure included in the Shelf Registration Supplemental Documents filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan on May 22, 2020 (the “Shelf Registration Supplemental Documents”).

The Shelf Registration Supplemental Documents have been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Shelf Registration Supplemental Documents contain updates to prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the following risk factor disclosure may not contain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2019 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We have described below the major matters that we believe may have a material impact on your investment decision with respect to risks to our business, as well as other risks. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

The following risk factor disclosure contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Shelf Registration Supplemental Documents.

1.	Risks relating to our recently completed and planned acquisitions, investments and capital alliances

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. However, our acquisition, controlling interests, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of unanticipated changes in the industries our acquirees, investees or alliance partners belong to, changes in the laws and regulations or accounting standards that relate to our acquirees, investees or alliance partners, stagnation of the economy, changes to the strategies or financial condition of our acquirees, investees or alliance partners, and inability to obtain regulatory approvals. Such circumstances may adversely affect our business strategies, financial condition and results of operations.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we hold shares of common stock (representing 22.4% of the voting rights immediately following the Conversion and 24.0% as of March 31, 2019) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold substantial voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley increased to approximately 22.4%, and we appointed a second representative to Morgan Stanley’s board of directors in July 2011. Morgan Stanley subsequently became our affiliated company accounted for under the equity method.

As a result of Morgan Stanley becoming our affiliated company accounted for under the equity method, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

3.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. If stock prices decline due to factors, such as the acceleration of the trend toward further reduction of risk assets on a global basis, changes in governmental monetary and economic policies, and other general economic trends, as well as deterioration of operating results of our investees, our portfolio of equity securities will incur impairment losses or valuation losses, which will adversely affect our financial condition and results of operations and may also decrease our capital ratios and other regulatory ratios.

4.	Risks relating to our lending business

(1)	Status of our problem loans and credit costs

Our problem loans and credit costs may increase in the future due to deterioration of domestic and foreign economies, fluctuations in oil and other commodity prices, declines in real estate and stock prices, changes in the financial condition of our borrowers or in the global economic environment and other factors, which, as a result, may adversely affect our financial condition and results of operations and may result in a decrease in our capital ratios.

(2)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of the collateral provided and the economy as a whole. Our actual loan losses may be different from the assumptions and estimates made at the time of the provision for credit losses, causing our actual loan losses to be significantly larger than our allowance. This may result in situations where our allowance is insufficient. In addition, because of a deterioration of the economy in general, we may be required to change the assumptions and estimates that we initially made. We may also need to increase our provision for credit losses due to a decrease in the value of collateral or other unforeseen reasons.

(3)	Status of troubled borrowers

We have borrowers that are experiencing financial difficulties. Some of these borrowers are rehabilitating their businesses through legal proceedings or voluntary restructurings (e.g., Turnaround ADR (alternative dispute resolution)) that include debt forgiveness.

This has adversely affected our problem loan issue. If the borrowers are not successful in their rehabilitation because of the deterioration in the economy, heightened competition in the borrowers’ industry or the termination of or decrease in support provided by other creditors, they may become distressed again. If the financial distress that these borrowers face or other problems continue or expand or we are required to forgive our debt, our credit costs will increase and this may adversely affect our problem loan issue.

(4)	Our response to borrowers

Even if a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans would increase significantly, our credit costs may increase and the stock price of the additional equity purchased may decline.

(5)	Difficulty in exercising our rights with respect to collateral

Because of the illiquidity and decreases in prices in the real estate market and the decreases in prices of securities, we may not be able to monetize the real estate and securities that we hold as collateral or enforce our rights on these assets as a practical matter.

(6)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and fluctuations in oil and other commodity prices and real estate prices. As a result, our credit costs may increase, adversely affecting our financial condition and results of operations.

(7)	Other factors that can affect our problem loan issues

①

If interest rates rise in the future, the resulting decrease in the price of the bonds we hold, including Japanese government bonds, change in our credit spread or increase in problem loans to borrowers that cannot bear the increase in interest payments may adversely affect our financial condition and results of operations.

②

Significant fluctuations in foreign exchange rates could result in increases in costs, decreases in sales, valuation losses on foreign exchange derivatives (such as currency options) and other adverse financial consequences affecting our borrowers’ results of operations, as well as borrowers losing financial resources to settle such derivative transactions. In such cases, our problem loans could increase, which increase could adversely affect our financial condition and results of operations.

③

If our problem loans increase, mainly from borrowers facing increases in costs, including purchasing and transporting costs due to increases in raw material prices like oil and steel, who cannot add these additional costs to their final sales price, or from borrowers whose results of operations are negatively impacted by declining oil and other commodity prices, this may adversely affect our financial condition and results of operations.

④

Declining asset quality and other financial problems may continue to exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these financial institutions continue, worsen or arise, this may lead to liquidity and solvency problems for them and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•	we may be requested to participate in providing support to distressed financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, it may cause these borrowers to become distressed or our problem loans to these borrowers to increase;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, it may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative or adverse media coverage of the banking industry, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering, cessation or revision of the “quantitative and qualitative monetary easing with yield curve control” program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the monetary policy of the Federal Reserve Board. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk.” General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, if the “quantitative and qualitative monetary easing with yield curve control” program is maintained in Japan for an extended period, or if the negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates in the United States due to the monetary policy of the Federal Reserve Board, concerns over the U.S. economic outlook or other reason, our interest income may be adversely affected.

Furthermore, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

6.	Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of MUFG Americas Holdings Corporation (including its bank subsidiary, MUFG Union Bank, N.A.), a major overseas subsidiary of MUFG Bank, and our other overseas subsidiaries, which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

7.	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. In the event of a downgrade of our credit ratings, we may have to accept less favorable terms in our financial market transactions with counterparties or may be unable to enter into some transactions. A downgrade may also adversely affect our capital raising and funding activities. If the events described above occur, this will adversely affect the profitability of our financial market and other operations and adversely affect our financial condition and results of operations.

8.	Risks relating to failures to achieve certain business plans or operating targets

We have been implementing various business strategies on a global basis in order to strengthen our profitability. However, our financial condition and results of operations may adversely affected should these strategies not succeed or produce the results we initially anticipated, or should we be required to change these strategies, because of various factors, including:

•	the volume of loans made to highly rated borrowers does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•

our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	the increase in fee income that we are aiming to achieve is not achieved as anticipated;

•	our strategy to expand overseas operations is not achieved as anticipated;

•	our strategy to build a business infrastructure for new services through digitalization or otherwise as anticipated;

•	our strategy to improve financial and operational efficiencies does not proceed as anticipated;

•

customers and business opportunities are lost, costs and expenses significantly exceeding our expectations are incurred, or our strategies to increase efficiency or system integration plans are not achieved as expected, because of delays in the ongoing or planned intra-group integration or reorganization of our operations; and

•

our investees encounter financial and operational difficulties, they change their strategies, or they decide that we are no longer an attractive alliance partner, and as a result, they no longer desire to be our partner or they terminate or scale down the alliance with us, or the alliance with an investee is terminated or scaled down due to deterioration in our financial condition.

9.	Risks accompanying the expansion of our operations and the range of products and services

We are expanding the range of our business operations, including those of our subsidiaries and affiliates, on a global basis to the extent permitted by applicable laws and regulations and other conditions. As we expand the range of our business operations, we will be exposed to new and increasingly complex risks. There may be cases where our experience with the risks relating to such expanded business operations is non-existent or limited. With respect to operations that are subject to volatility in the business environment, while large profits can be expected on the one hand, there is a risk of incurring large losses on the other. With respect to such expanded business operations, if we do not have appropriate internal control and risk management systems in place and also do not have sufficient capital commensurate with the associated risks, our financial condition and results of operations may be adversely affected. Furthermore, if the expansion of our business operations does not proceed as expected, or if the profitability of such business operations is adversely affected by intense competition, we may not succeed in our efforts to expand our range of business operations.

10.	Risks relating to the exposures to emerging market countries

We are active in countries in Asia, Latin America, Central and Eastern Europe, the Middle East and other emerging market countries through a network of branches and subsidiaries and are exposed to a variety of credit and market risks associated with these countries. For example, depreciation of local currencies in these countries may adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers in these countries are often denominated in U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies, and the depreciation of the local currency may make it difficult for borrowers to pay their debts to us and other lenders. In addition, some of these countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. If these issues and related issues result in limited credit availability, it will adversely affect economic conditions in some countries and cause further deterioration of the credit quality of borrowers and banks in those countries, and as a result, it may cause us to incur losses.

In addition, in each country and region, we are exposed to risks specific to that country and region and risks that are common, including political and social instability, terrorism and other conflicts, which may cause us to incur losses or suffer other adverse effects.

11.	Risks relating to MUFG Americas Holdings

Any adverse changes to the business or management of MUFG Americas Holdings, one of our major overseas subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect MUFG Americas Holdings’ financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of oil and other natural resources and additional credit costs incurred as a result of such fluctuations, sudden fluctuations in interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance framework at MUFG Americas Holdings and its subsidiaries.

12.	Risks relating to Krungsri or Bank Danamon

Any adverse changes to the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, or PT Bank Danamon Indonesia, Tbk, or Bank Danamon, our major overseas subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect financial condition and results of the operations of these subsidiaries include:

•

adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in their respective home markets,

•

the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving them,

•	credit rating downgrades and declines in stock prices of their borrowers, and bankruptcies of their borrowers resulting from such factors,

•	defaults on their loans to individuals, and

•	costs incurred due to weaknesses in their or any of their subsidiaries’ internal controls and regulatory compliance systems.

13.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and as a result, there have been a significant number of such claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business came into effect in phases, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, an amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry continues to require close monitoring as a large number of consumer finance companies, including major consumer finance companies, have failed. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

14.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate significantly due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions as well as crude oil prices declining or remaining at low levels. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns relating to the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China and the economic stagnation in emerging countries and commodity-exporting countries, as well as the political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

15.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

For example, the COVID-19 pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us.

Although we have taken various measures to ensure the safety of our employees and vendors as well as the continuities in which we operate, if a large number or concentrated groups of employees of us and our vendors become infected of the virus or if the pandemic continues to expand or is not sufficiently controlled, we may be further adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures.

16.	Risks relating to our systems

Our information and communications systems constitute a critical part of our business operations. We rely on these systems to provide our customers with services through the Internet and ATMs and also as the core infrastructure for our business operations and accounting system. In addition to external factors such as wars (including serious political instability), terrorist activities, earthquakes, severe weather conditions, floods, health epidemics, and other natural disasters and events, human errors, equipment malfunctions, power loss, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools may also cause failures of, or flaws in, the information and communications systems, which may lead to errors and delays in transactions, information leakage and other adverse consequences. In addition, we may be unable to enhance our financial transaction management systems as required under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences of these events, diminish confidence in us, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

17.	Risks relating to cyber-attacks

Our information and communications systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected), constitute a core infrastructure for our accounting and other business operations. Cyber-attacks, unauthorized access and computer viruses could cause disruptions to and malfunctions of such systems and result in unintended releases of information stored in the systems and other adverse consequences. Such consequences, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences. Moreover, significant financial, human and other resources may be required, or our operations may otherwise be restricted, in order to design, implement and enhance measures to manage risks relating to cyber-attacks, unauthorized access and computer viruses or comply with regulatory requirements. These consequences could in turn adversely affect our business, financial condition and results of operations.

18.	Risks relating to competitive pressures

Competition in the financial services industry may further intensify due to the integration and reorganization of regional financial institutions in Japan and other financial service providers, and enhanced competitive strength of U.S. and European financial institutions, as well as the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies such as artificial intelligence, or AI, and blockchain. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with certain applicable laws, regulations, and rules, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation or result in loss of customer or market confidence in us or otherwise may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, Bank of Tokyo-Mitsubishi UFJ agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in Bank of Tokyo-Mitsubishi UFJ’s current operations. In addition, in November 2014, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with Bank of Tokyo-Mitsubishi UFJ’s 2007 and 2008 voluntary investigation of Bank of Tokyo-Mitsubishi UFJ’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. Bank of Tokyo-Mitsubishi UFJ had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. Bank Secrecy Act/Anti-Money Laundering and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing Bank of Tokyo-Mitsubishi UFJ’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, Bank of Tokyo-Mitsubishi UFJ entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which Bank of Tokyo-Mitsubishi UFJ agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that Bank of Tokyo-Mitsubishi UFJ had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking Corporation, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. Although MUFG Bank was engaged in litigation with NYDFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion, on June 24, 2019, MUFG Bank entered into a settlement with NYDFS to resolve this litigation and agreed to make a settlement payment. In February 2019, MUFG Bank entered into a Consent Order with the OCC relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. MUFG Bank is undertaking necessary actions relating to these matters. These developments or other similar events may result in additional regulatory actions against us, including future payments of monetary penalties, or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

20.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. Future regulatory changes and situations arising as a result of regulatory changes, such as the ongoing benchmark rate reforms, may adversely impact our business, financial condition and results of operations. However, the type, nature and extent of the impact of any future regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

21.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “19. Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities.”

22.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems,” or Basel III. As we have international operations, our consolidated capital ratios and leverage ratio are subject to the capital adequacy ratio and leverage ratio requirements applicable to internationally active banks set forth in the guidelines adopted by the Financial Services Agency of Japan, or FSA, for bank holding companies (the FSA Public Notice No. 20 released in 2006 and the FSA Public Notice No. 12 released in 2019, respectively). In addition, as our bank subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, have international operations, their consolidated and non-consolidated capital ratios and leverage ratios are subject to the capital adequacy ratio and leverage ratio requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the guidelines adopted by the FSA for banks (the FSA Public Notice No. 19 released in 2006 and the FSA Public Notice No. 11 released in 2019, respectively).

In December 2017, the Basel Committee on Banking Supervision released the finalized Basel III reforms, which are designed, among other things, to improve various risk measurement approaches and add a leverage ratio surcharge for globally systemically important banks, or G-SIBs. The finalized risk measurement requirements will be phased in from 2023 and the leverage ratio surcharge will become applicable in 2023.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The Financial Stability Board has identified us as one of G-SIBs. The banks that are included in the list of G-SIBs are subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.

(3)	Capital raising

Under the FSA guidelines discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must, among other things, have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios and leverage ratios could decrease.

(4)	Total loss absorbing capacity in resolution

In November 2015, the Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” (together with “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” issued in July 2017, the “TLAC Principles”). These principles establish a new regulatory framework designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on the TLAC Principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements are expected to be raised in the fiscal year ending March 31, 2020. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA (the FSA Public Notice No. 9 released in 2019). Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1), (2) and (3) above pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

In addition, MUFG Americas Holdings, a U.S. banking subsidiary within our group, is subject to local TLAC regulations and may become subject to various regulatory actions in the United States if the subsidiary fails to meet the minimum required levels.

23.	Risks relating to our pension plans

If the fair value of our pension plan assets declines or our investment return decreases, if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations are based, or if a revision is made to the accounting standards applicable to pension plans, we may incur losses. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. Changes in the interest rate environment and other factors may also adversely affect the amount of our unfunded pension obligations and annual funding costs. Any of the foregoing may adversely affect our financial condition and results of operations.

24.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information in accordance with the Banking Law and the Financial Instruments and Exchange Law of Japan as well as other similar laws and regulations of other jurisdictions in which we operate. In addition, we are required to protect personal information in compliance with the Personal Information Protection Law and the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs as well as other similar laws and regulations of other jurisdictions in which we operate.

In the event that customer information or our confidential information is lost or leaked due to such causes as inappropriate management, cyber-attacks or other forms of unauthorized access, or computer viruses, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers who suffer economic losses and emotional distress. In addition, news coverage of such an incident will expose us to reputational risk, resulting in loss of customer and market confidence. If our business environment deteriorates as a result of the foregoing, our business, financial condition and results of operations may suffer.

25.	Risks relating to our reputation

Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged because of various causes, including compliance failures, misconduct or inappropriate act by a director, officer or employee, failure to properly address potential conflicts of interest, litigation, system problems, criminal activities and other misconduct committed by third parties fraudulently using the names of our group companies, the actions of customers and counterparties over which we have limited or no control, and inappropriate customary practices, and abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these issues, we may lose existing or prospective customers and investors, and our business, financial condition and results of operations may be adversely affected.

26.	Risks relating to retaining qualified employees

As our operations become more globalized and complex, it is becoming increasingly important for us to hire and retain highly skilled personnel and train them, but our failure to hire and retain the personnel that we need or train them may adversely affect our operations and operating results.

27.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR. In July 2014, the Financial Stability Board proposed reforms of interest rate benchmarks and development of a risk-free rate as an alternative interest rate benchmark. In July 2017, the Secretary of the Financial Conduct Oversight Board (FCA) of the United Kingdom, which regulates LIBOR, announced that it would not compel panel banks to quote rates in order to continue publishing LIBOR beyond the end of calendar 2021 and, as a result, there are considerable uncertainties regarding the publication of LIBOR after calendar 2021.

In anticipation of the discontinuation of the publication of LIBOR at the end of calendar 2021, we are taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to an alternative interest rate. However, such transition is complex and uncertain in many respects and may have various adverse impacts on our business, financial position and operating results. In particular, such transition may, among other things,

•

adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

require negotiations with our counterparties to modify contracts to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with an alternative interest rate;

•

result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative interest rate adopted in connection with the reform of LIBOR and other interest rates and the transition to alternative interest rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rates and the transition to an alternative interest rate; and

•

require us to develop risk management and other operational systems and processes necessary to effectively deal with the reform of LIBOR and other interest rates and the transition to an alternative interest rate, which may prove challenging or impossible, or incur significant system investment and other costs in connection with such reform and transition.

28.	Risks relating to climate change

Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as governments’ measures to strengthen climate-related regulations and the transition to a low-carbon society, may adversely affect the business and financial condition of us and our clients, including our credit portfolio.

We recognize the importance of appropriately understanding, evaluating and disclosing climate change-related risks, and we intend to support the recommendations of the Climate Financial Disclosure Task Force, or TCFD, which has been established by the Financial Stability Board. To be in line with the TCFD, we intend to make a continued effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed insufficient and, as a result, we are considered to fail to fulfill our responsibility to society, our corporate value may be impaired.